Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Public.com Live - Interview with Matt Crisp, CEO and Director of Benson Hill

September 23, 2021

Participants:

•	Matt Crisp, Chief Executive Officer and Director, Benson Hill

•	Kinsey Grant, Host of “Thinking is Cool”, Public.com

Speaker 1 (00:00):

Public live is designed to broaden your knowledge as an investor. These sessions are not direct investment advice. So listen in, but always do your own research. See public.com/disclosures. For more information with that, let's get things started, take it away, Host.

Kinsey (00:26):

Well, hello, everybody. Welcome to Public Live. Thank you so much for your patience. As we get things started here today, my name is Kinsey Grant and I am so thrilled to be your host. We have a great interview lined up, so you know the drill, If you have any friends on Public, go tell them to join now we're talking about some really cool stuff today. Now, before we get to all of that cool stuff, quick intro on me. I'm the host of the podcast Thinking is Cool. It's a show designed to make your next conversation better than your last. And today we are going to spend some time thinking for sure. And we're thinking about something that we all do, every day, 365 days a year and that of course is eating. That's right, we are going to spend some time exploring some of the biggest ideas in food and then food innovation that are happening today because it's oatmeal. Yeah, meatless meat. Sure. But whatever comes next in the food world, totally going to have an impact. So we're going to explore what it means for you both as somebody who eats and somebody who invests. I'm thrilled to welcome my guest to do that today. Matt Chris CEO and co-founder of Benson Hill. Matt, welcome to Public Live.

Matt (01:32):

Thank you for having me Kinsey.

Kinsey (01:32):

Of course, of course, I'm excited to chat today. So I want to start with a little bit of a question to set some groundwork for people to get a better understanding of what you're up to. So Benson Hill is a food technology company that uses artificial intelligence data and a variety of breeding techniques to create innovative food and ingredient products. But my question, we talked a little bit about Benson Hill's technology and what kind of potential it has to potentially transform the farming and food industries.

Matt (02:03):

Right. Right. That's a great question. I mean, when we think about where does our food and the ingredients that make our food come from, we at Benson Hill believe that if we want to make a really serious impact from we've go back to the seed, got to go back to the farm. And so what Benson Hill's entire platform technology is really set up to do our food innovation engine, is to think about what are the outputs that we want in our food and ingredients and how do we go back and breed for seed that improves our experience with food, that makes food, more sustainable, more nutritious better tasting, and what we find is that as you improve those seeds, as you do go back to the field, back to the beginning, and make the seed better from the beginning. we can do things like enhance the nutrient quality and the density we can get rid of some of the processing that might be required to produce some of the ingredients that are for instance, are powering this plant-based alternatives movement that a lot of us are really excited about helping modernize our food system.

Kinsey (03:08):

Yeah. I think you bring up something interesting. That's worth digging into a little deeper as consumers often for most people, probably listening to this are the extent of our relationship with food is when it’s the finished product, right? When we see it in the grocery store on the shelf, when we consume it in a restaurant and we cook it at home, right. That's our relationship with food. But I think it's really important to note that that is just part of the process. If we go back to the beginning of the process of cultivating food, of getting it from the ground to, or from the lab, in some cases now, to the table, it's a long process. And that means that there are opportunities within that process beyond just investing in like a whole foods kind of situation, we have this long, long process that is more than what we often give it credit for.

Matt (03:54):

Right. That's right. And so think about some of the, some of the base protein ingredients that go into things that, have really become popularized, like the impossible burger and the beyond meat sausage here in the last few years, and why is this processing required? And I think that's an important, that's an important place to start. we process the outputs of these crops in large part to concentrate, things like protein because we want protein in these alternative meat solutions. Well, well, how can my, how might we think about enhancing or improving from the beginning, the density of that protein such that we don't have to use some of these water and energy, [inaudible] very costly by the way, processing steps to create that, that ingredient, that base ingredient. And that's where, the power of genomics really comes into play. And frankly, the natural genetic diversity of plants in our minds has been largely underutilized. we've, we, we live on a food system today that's been built really around quantity and not quality. And, and we in the United States, I mean, we're better than anybody in the world at producing cheap calories at tremendous scale. but this commodity system sort of sort of engenders, a lack of biodiversity and a lack of utilization of the natural genetic diversity that exists within a lot of these crops. And so that's what we're really trying to tap into here is, is we're, we're looking at okay, if we can use new tools like, like data and analytics and AI and machine learning and genomics like sequencing and genotyping, and we can [inaudible] capacity and capability the genetic space, we can uncover opportunities to essentially effectively modernize the food system in a way that's targeted much more towards the consumer. Right. Than necessarily just focusing on yield and quantity.

Kinsey (05:52):

Yeah. It's an interesting concept. It's, going back to the building blocks to establish quantity and quality at the same time, which I think is really interesting. Now you mentioned genetic diversity, those two words, put together. and I know that you have thought to make genetic diversity, a big goal [inaudible] for AI. How exactly does that work? Right? How are we using artificial intelligence to accomplish the goals of genetic diversity?

Matt (06:19):

Yeah. Yeah. Great question. So think about it like this, you know the genome of a plant is actually more complex than the genome of a human being, which is kind of crazy right. But a plant doesn't have two legs to run away from stress and has time to survive for millennia in a lot of variable conditions. And so there's a tremendous amount of adaptability opportunity within that genome and genetics, with these plants and to your question, okay, how can we now use AI in these vast datasets that we can create to better the outcomes of plants, it really starts by looking at the genome of the plant and the outputs of the plant but not restricting the targets or the genetic markers that we're looking for towards things that provide agronomic benefit or yield, but things like a flavor and taste. And what we do is we can use these data then when we, when we have mass, these libraries, we can use these data to create simulations. We can of, we can look forward and say, okay, if we want this kind of output from a crop. we need to tap into this body of genetic diversity, which doesn't exist in commercial genetics today. Okay. Well, how do we, how do we breed? How do we cross plants in the most efficient way to get to that end goal? And so AI direct stimulation and the outputs of those simulation help our breeders and our technicians and our scientists execute their work in laboratories and greenhouses and growth chambers in the field to ultimately bring to bear of the crops that lead to the better food ingredients that we're developing.

Kinsey (07:59):

Absolutely. And I think that, just as somebody who's relatively new to this, I'm going to make a bad joke, relatively new to the field. I'm wondering about we use the words, gene editing and genetic diversity, especially when it comes to food. I think a logical jump, as some people might make is to go to genetically modified, which are two words that have historically been bad words, at least marketed to the mass consumer, as bad words. Can you explain a little bit more what the difference is and how we should actually think about genetic editing or genetically modified foods when it comes to what we actually consume?

Matt (08:36):

Sure, certainly, certainly. So I think the important thing to remember is that the enabling technologies that were we're really standing on the shoulders of that many innovators have helped develop are allowing us to, to reach into the natural genetic diversity that's already there and not necessarily need to use a GMO based approach, right. If we were to rewind 10 or 20 years and say, we wanted to impart these types of characteristics on a plant we might've chosen to use a GMO based approach because, it was understood and we knew how to take let’s say a gene from one plant and put it into a different plant. And that's what a GMO is. It's taking a gene or some genetic material from one species and putting it into another. That's frankly, a really, really, a highly regulated. space, it's a very costly approach, a very time-intensive approach to creating the commercial product. What we’re saying is let's embrace what's already in these plants. And if we want to use the tools like gene editing or CRISPR technology, we can effectively accelerate breeding so we can utilize biotechnology to accelerate what you could naturally have undertaken using conventional crossing. but th that presents an opportunity, but also a need for us to be transparent with the consumer to explain, okay, as we begin to introduce CRISPR and gene editing technology into our pipeline, which today we don't have any CRISPR gene editing products on the market. All of ours are actually non-GMO butterfly certified, but as we do in the future put forward this technology, we need to, we need to frankly, do a better job explaining its benefit to our society and for our planet. Then, then maybe some of the folks in the really big ag companies have done historically.

Kinsey (10:33):

Absolutely and I think that that's a lesson to take away whenever we talk about not only the food that we eat, but the way that it gets to us, it's entire supply chain of food. A lot of it is characterized by a small group of people. we have these themes that are applied to what we eat. This is good, this is bad, but those aren't always the actual, at the, at the root of what this food is, it's often marketing or it's like good or bad PR. Right. I think all the time about the fact that I think it’s maybe like one third or so of the world eats rice every day, but in the United States, it's become this demonized food. And that marketing has a really, I don't know, visible impact on, on what we consume. so with that, let's talk about, about the consumer in general. I think this is something interesting when we apply this to events and health specifically. So I imagine you pay pretty close attention to what consumers are interested in. What is the, the kind of on-prem food of the moment Plant-based right now and super popular, I had never thought twice about the concept of oat milk until recently, and now it's what I get my coffee every day. Right. So how are you tracking consumer demand? How are you trying to forecast if you can, what people are going to be most interested in eating by the time that your technology makes it from actually producing the food to getting that food to people to consume themselves?

Matt (11:58):

Sure. Well, it's frankly, a lot of this starts with listening, right? I mean, we a few years ago when we began to make investments in yellow pea and in soy we did that with the intent of, of investing squarely in nutrition because nutrition and specifically, and parting nutrition through plant-based protein was becoming I'd say not just a fad, but a real trend. And I think that trend has been further accelerated in the, in the pandemic era here, as we become more conscious of what we eat and the effect that it has on our bodies and our, and our planet. And so a massive trend that we're investing heavily behind and really see ourselves being poised to be a leader, as I'll sometimes call the picks and shovels of the alternative plant-based protein movement is an area where we're making a massive amount of investment and headway. Not just in developing great products, but now because we're on tens of thousands of acres of proprietary soy and we're producing thousands of tons of protein and ingredients to help fuel this movement, we're, we're operationalizing it, we're commercializing it and we're bringing it to bear in a way that I think answers to the other, maybe extend, extend your question, not just what are the types of products is a consumer looking for, but what is the type of experience that the consumer is looking for? Because I know I liked some of these products, but I don't like paying two or three times as much for these products as I might, a traditional meat product. And so how can we bring, how can we use genomics as a lever for innovation and create seed that's better from the beginning while simultaneously pulling costs out of the system and making these, these foods and ingredients more accessible and affordable to our population. Because frankly, I don't think we'll ever really realize the full potential of this as a category until we make this stuff more affordable. So it's a, it's a multi-part equation. it's listening, not just to the very most important things from a consumer experience standpoint, which is taste and flavor, but then, nutrition, nutrition, density how, how, what the impact is of these the production of these ingredients and these food on our planet. So there's a sustainability angle. There's a non-GMO angle, there's a traceability angle and we're, and we're supplying, through our technology innovation and our business model innovation, I think access to a lot of those.

Kinsey (14:27):

Yeah. Yeah, absolutely. And I'm glad that you bring up the ideas. this is not just, you're not just trying to solve for one inefficiency. You're not just trying to optimize one aspect of the food supply chain or the process of growing and eating food. Right. It's nutrition, it's flavor, it's yield traits, it's all sorts of things. And sustainability, I think is certainly an interesting part of this conversation, especially, when we talk about food and food tech in general, sustainability remains a huge question, and at the same time it seems that consumers care quite a lot about, so what's the take for you guys on sustainability? What are your goals? What are your processes? What are your standards, et cetera?

Matt (15:06):

There's obviously the table stakes of sustainability and being an ESG conscious company which involve the kinds of things that we do as an organization. And, we've got a real passionate, impact oriented culture that certainly has a keen eye towards that. Where I think the biggest impact has made frankly, and this is why we're considered a pure play ESG company, is that the more we commercialize the ingredient products that, that, that we're moving through our supply chain right now, the more impact we're having in a positive manner versus other solutions that are out there. So it's not just, I'm not eating a cow, but I'm going to eat an impossible burger just to use a popular example, which obviously has a significant carbon benefit. It's also, okay now, how do I take the primary inputs to what would be an alternative plant-based meat burger or chicken nugget, or what have you and I, and I reduce and make it by virtue of reducing the carbon and enter, rather the carbon in the water that goes into that and making it more sustainable. how am I also creating an opportunity to pass that benefit along to the consumer. And so when to give you a specific example, we think about soy protein, concentrate or SPC. This is a really water and energy intensive processing step. And it produces this SPC, which has the number one ingredient used in a lot of the alternative plant-based meat products today. What we're saying is, Hey, let's enrich the seed that's harvested and create within it, the protein density and the quality that's ultimately needed in the end product. And so therefore we can make, we can eliminate the processing steps and making more whole ingredients, right. We're super familiar or more familiar maybe now that we've ever been was whole food, but let's also make more whole ingredients that require a lot less intensive environmental usage, right? And so you're, you're, you're hitting two birds with one stone, we think by virtue of, of tackling it this way.

Kinsey (17:19):

It makes perfect sense. And when we talk about falling for inefficiencies, essentially when it comes to food tech, which can be at times complicated and a lot of steps maybe stuff that we don't fully understand as consumers all the time, I just have to wonder about blockchain technology. Is this something that you considered at Benson Hill?

Matt (17:38):

Well, the beauty of our business model frankly, is that we have this relationship directly with the farmer. So we've got full traceability and transparency into the supply chain. I'd say that at some level that obviates the immediate need for blockchain. However, I'm excited about that as just a general technology area. So it's something that we're keeping and keeping an eye on, but we're sort of inherently fortunate that the nature of our business model, which preserves the identity of the crops that we produced separate in a part of commodity crops actually already allows us full traceability and transparency all the way back to the farm.

Kinsey (18:17):

Okay. I guess that, that in some ways it's the original blockchain is just kind of your relationship with them. Okay. So let's, let's transition here and talk a little bit about the financing part of this conversation. You are going public via SPAC. That news came out a couple of months ago. What's the current timeline for that deal and how are you planning to execute on putting that new capital?

Matt (18:43):

Sure. I think you went on mute. I can see the.

Kinsey (18:48):

Did you hear the question?

Matt (18:48):

I said what's the expected timing.

Kinsey (18:52):

Yeah. Yeah. I would just love to hear more about the timing on this back deal and also what your plans are to put the capital to good use.

Matt (19:00):

Oh certainly. So timing wise, we go into a shareholder vote on Tuesday and our expectation is that we're closing the transaction shortly after we've actually already met the minimum cash requirement for the deal because we had to upsize and we're oversubscribed in a pipe that accompanies the de-SPAC part of this transaction. So very funny from a capital formation standpoint. I'd say to you that this is very much for Benson Hill the leadership the team members of financing event and it's a stomp on their journey to build a lasting company and to have a massive impact on the food system. And so when we think about use of proceeds and how we deploy capital as a result of this financing event, I'd put it broadly in two buckets. The first is we really are at the doorstep of commercializing at much larger scale, the, the novel ingredients that we're taking to market, and that, that requires capital to further invest in the channel, the supply chain and ultimately commercializing and the multiple end markets where we already have a presence. And that's something by the way, it somewhat unique about Benson hill and this ecosystem is that we did over a hundred million dollars of revenue last year, we're projecting to do 127 million this year. We're experiencing significant growth in our ingredients segment as reported in our recent quarterly earnings. And so we're, we're seeing a tremendous tailwinds and opportunity in that space, but it does require investment to meet the customer where they are to deliver these ingredients. the other big bucket of capital a spend over the course of the coming years and in a place where we heavily invest already today, is in the technology. I mean, we really sit at this convergence of data science and plant science and food science, and we think that there's tremendous synergy and opportunity to continue to invest in our technology platform, CropOS short for crop operating system. And that's another major area of focus for us. We've got 150 team members based out of our headquarters here in St. Louis, dedicated to, to really innovating at the convergence of those disciplines

Kinsey (21:13):

Just as a, as a follow up. That all sounds great. Sounds like you're in a great position with this deal. There has been some diminishing Ferber excitement around SPACs in general. Does that concern you at all?

Matt (21:26):

It doesn't make, I mean, only because, we're really about to exit the SPAC ecosystem. And I think that we're having terrific conversations with investors and other stakeholders. I think our team has done a nice job, beginning to educate the market in a public sense about what Benson Hill is, why we do what we do. and, and, once we're out of this SPAC ecosystem, I'm confident that, we'll have the fuel that we need to execute our plans and while, certainly to earn trust of our stakeholders, including our investors over time, I'm very, very competent in our team. I think we're terrifically positioned in the market with the right technology, the right market opportunity and the right tailwinds in the category and the consumer and the farmer demand that the system really be modernized [inaudible] have for too long been separated between the farmer and the consumer.

Kinsey (22:25):

All right. Well, that makes perfect sense. And I am so grateful for all of this insight today. Thank you so much. Matt Chris, the CEO and co-founder of Benson Hill. Matt, I really appreciate your time.

Matt (22:37):

Yes. Thank you for the time and engagement today. Take care.

Kinsey (22:40):

Of course, of course. And thank you all for listening and for sending some of those reactions. I love seeing the money bags popping up. It's always fun.

****

Additional Information

This communication is being made in respect of a proposed merger transaction (the "proposed transactions") involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission ("SEC") and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak's solicitation for proxies for the vote by Star Peak's stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak's solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC's website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak's or Benson Hill's future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill's estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Star Peak's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / prospectus relating to the proposed business combination and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.